Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,
	2015	2014
Net Income	$145,386,000	$132,412,000
Basic weighted average shares outstanding	124,457,996	129,969,902
Diluted weighted average shares outstanding	126,140,309	131,877,205
Basic net income per share	$1.17	$1.02
Diluted net income per share	$1.15	$1.00

	Nine Months Ended September 30,
	2015	2014
Net Income	$394,144,000	$396,191,000
Basic weighted average shares outstanding	125,788,925	131,529,818
Diluted weighted average shares outstanding	127,403,089	133,431,340
Basic net income per share	$3.13	$3.01
Diluted net income per share	$3.09	$2.97